Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 20, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Patrick Scott

Re:	Registration Statement of Advanced Series Trust on Form N-14: File Nos. 333-234797 and 811-05186

Dear Mr. Scott:

On behalf of Advanced Series Trust (the “Registrant”), set forth below are responses to telephonic comments received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 12 and December 16, 2019.  The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”), which was filed with the Commission on November 20, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”).  The Registration Statement will be used in connection with the special meeting of beneficial shareholders of the AST Franklin Templeton K2 Global Absolute Return Portfolio (the “Target Portfolio”), a series of the Registrant, scheduled to be held on February 25, 2020.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in each Notice to Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

General Comments

1.

Comment: Where the Registration Statement discusses the proposal’s impact on fees and expenses, the response states: “[a]s a result, it is expected that Target Portfolio shareholders would benefit from decreased expenses of approximately $305,000 annually.” Please rephrase this statement to include the specific impact to shareholders.  For example, consider rephrasing this statement to reflect the amount of savings on expenses as a dollar ($) amount per share and/or as a percentage (%) of net asset value (NAV).

Response:  The Registrant has reviewed the statement referenced above and respectfully declines to make the requested revisions.

2.	Comment: Confirm that there were no changes to the 12b-1 fees for the Target Portfolio or Acquiring Portfolio over the last year.

Response:  The Registrant so confirms.

3.	Comment: Please provide the applicable 1933 Act number where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference.

Response:  Where the Registration Statement notes that the Statement of Additional Information has been incorporated by reference, it now provides the applicable 1933 Act number.

4.	Comment: Please evaluate whether there should be additional cross references in the Registration Statement to more fulsome discussions of particular topics elsewhere in the Registration Statement.

Response:  The Registrant submits that sufficient cross references have been provided, where appropriate, in the Registration Statement.

5.	Comment: Confirm that all fees and expenses, as reflected in the Registration Statement, are the current fees and expenses of the Target Portfolio and Acquiring Portfolio.

Response:  The Registrant so confirms.

6.

Comment:  On page 14 of the Registration Statement, please provide additional detail to clarify what is meant by “[t]he Manager estimates that its net revenue will decrease as a result of the Reorganization.”

Response:  Additional detail has been provided to clarify that the Manager estimates that its net revenue will decrease as a result of the Reorganization due to the Combined Portfolio’s lower management fee rate relative to that of the Acquiring Portfolio.

7.

Comment:  The Registration Statement notes that the costs of printing and mailing the Registration Statement will be paid by Prudential Annuities Distributors, Inc. or its affiliates under the Target Portfolio’s and Acquiring Portfolio’s Rule 12b-1 plan.  Please confirm that this is permissible per the terms of the Portfolios’ current Rule 12b-1 plan.

Response:  The Registrant so confirms.

8.

Comment: In the “Comparison of Target Portfolio and Acquiring Portfolio” section of the Registration Statement, please modify the section to also include disclosure pertaining to the material differences between the principal investment strategies and principal risks of the Target Portfolio and Acquiring Portfolio. In addition, please consider moving the section titled, “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios,” before the chart that currently precedes this section.

Response: The Registrant submits that the Registration Statement currently references the differences between the principal investment strategies of the Target Portfolio and Acquiring Portfolio. The Registrant has also placed the section titled, “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios,” before the chart under “Comparison of Target Portfolio and Acquiring Portfolio.”  The Registrant has also modified the Registration Statement to highlight the differences in the principal investment risks between the Target Portfolio and Acquiring Portfolio.

9.

Comment: Where the Registration Statement discusses the expected benefits of the Reorganization to shareholders, please revise the third bullet point to discuss what impact fees will have once the current waivers expire.

Response:  The Registrant notes that the current contractual fee waivers are expected to be in place for more than one year after the expected completion date of the proposed reorganization.  Prior to, or at the time of, expiration of such fee waivers, the Manager will consider whether to propose extending, modifying or removing the waivers in light of relevant factors.

10.

Comment:  Where the Registration Statement discusses what will happen to the Target Portfolio’s current investments, please consider adding transaction costs and brokerage commission amounts as part of the response.

Response:  The Registrant respectfully declines to make the requested revision, as estimated brokerage and other transaction costs are already provided in multiple sections of the Registration Statement.

Accounting Comments

11.

Comment: Where the Registration Statement discusses what will happen to the Target Portfolio’s current investments, please reference that the Manager estimates that approximately 100% of the Target Portfolio’s securities will be transitioned to the Acquiring Portfolio as a result of the Reorganization.

Response:   The Registrant has modified Q5 of the Registration Statement to include the following statement: “The Manager estimates that approximately 100% of the Target Portfolio’s securities will be transitioned to the Acquiring Portfolio during the Reorganization.”

12.

Comment:  The Registration Statement notes that the costs of printing and mailing the Registration Statement will be paid by Prudential Annuities Distributors, Inc. or its affiliates under the Target Portfolio’s and Acquiring Portfolio’s Rule 12b-1 plan.  Please confirm that this is permissible per the terms of the Portfolios’ current Rule 12b-1 plan.

Response:  The Registrant so confirms.

13.	Comment: Confirm that all fees and expenses, as reflected in the Registration Statement, are the currents fees and expenses of the Target Portfolio and Acquiring Portfolio.

Response:  The Registrant so confirms.

14.

Comment:  With respect to the proposal’s expected impact on fees and expenses, the Registration Statement states: “[a]s a result, it is expected that Target Portfolio shareholders would benefit from decreased expenses of approximately $305,000 annually.”  Please explain the calculation of $305,000 in light of the fee structures of the Target Portfolio and Combined Portfolio.  In addition, consider adding any clarifications to the Registration Statement.

Response:  The Registrant submits that the $305,000 amount is based on the effective fee structure of the Target Portfolio and the fee structure of the Combined Portfolio that will be effective on April 27, 2020.  The Registrant further submits that the fee structures of the Target Portfolio and Combined Portfolio are already clearly disclosed in the Registration Statement and respectfully declines to add additional information on this matter.

15.

Comment:  Where the Registration Statement discusses what will happen to the Target Portfolio’s current investments, please consider adding transaction costs and brokerage commission amounts as part of the response.

Response:  Please see response to Comment #10.

*        *        *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez, Assistant Secretary
Advanced Series Trust